UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934


                                  MedQuist Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
            --------------------------------------------------------
                         (Title of Class of Securities)


                                   584949 10 1
                 -----------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:

             Seth W. Hamot                        Brian Brodrick, Esq.
      Roark, Rearden & Hamot, LLC                  Phillips Nizer LLP
          420 Boylston Street                       666 Fifth Avenue
            Boston, MA 02116                       New York, NY 10103
             (617) 595-4400                           212-977-9700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 14, 2007
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:

         Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
   NUMBER OF                      1,938,821
    SHARES              --------------------------------------------------------
 BENEFICIALLY           8.   SHARED VOTING POWER
   OWNED BY                       -0-
     EACH               --------------------------------------------------------
   REPORTING            9.   SOLE DISPOSITIVE POWER
    PERSON                        1,938,821
     WITH               -------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Costa Brava Partnership III L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:    04-3387028

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware Limited Partnership
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
   NUMBER OF                      1,938,821
    SHARES              --------------------------------------------------------
 BENEFICIALLY           8.   SHARED VOTING POWER
   OWNED BY                       -0-
     EACH               --------------------------------------------------------
   REPORTING            9.   SOLE DISPOSITIVE POWER
    PERSON                        1,938,821
     WITH               --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Roark, Rearden & Hamot, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware Limited Partnership
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
   NUMBER OF                      1,938,821
    SHARES              --------------------------------------------------------
 BENEFICIALLY           8.   SHARED VOTING POWER
   OWNED BY                       -0-
     EACH               --------------------------------------------------------
   REPORTING            9.   SOLE DISPOSITIVE POWER
    PERSON                        1,938,821
     WITH               --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         OO - Other
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:

         Andrew R. Siegel
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
   NUMBER OF                      2,000
    SHARES              --------------------------------------------------------
 BENEFICIALLY           8.   SHARED VOTING POWER
   OWNED BY                       -0-
     EACH               --------------------------------------------------------
   REPORTING            9.   SOLE DISPOSITIVE POWER
    PERSON                        2,000
     WITH               --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Less than 1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 5 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 5") amends the Schedule 13D filed on October 12, 2007, as amended by Amendment No. 1 filed on October 23, 2007, Amendment No. 2 filed on November 6, 2007, Amendment No. 3 filed on November 20, 2007 and Amendment No. 4 filed on December 13, 2007, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel with the Securities and Exchange Commission with respect to the shares of common stock, no par value (the "Common Stock"), of MedQuist Inc., a New Jersey corporation (the "Issuer"). Each of Costa Brava, Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

On December 14, 2007, Judge Ronald E. Bookbinder of the Superior Court of New Jersey ordered the Issuer to produce, by December 21, 2007 at 4:00 p.m. the following documents to Costa Brava:

1. Copies of minutes of meetings of the Issuer's Board of Directors and its Audit and Supervisory Committees, to the extent they discuss (a) the resignations of three independent directors on November 9, 2007,
         (b) the decision by Konin Klijke Philips Electronics N.V. ("Philips") with respect to its ownership interest in the Issuer announced by Philips on November 2, 2007, or (c) the subsequent decision by the Board to evaluate the possible sale of the Issuer announced by the Issuer on November 2, 2007.

2. Certain information related to the evaluation of the possible sale transaction.

3. The resignation letters of the directors who resigned on November 9, 2007.

4. The unredacted versions of the September 23, 2004 and September 21, 2007 OEM Agreements with Philips Speech Recognition Systems GmbH f/k/a Philips Austria GmBH, Philips Speech Processing ("PSP") and the May 22, 2000 Licensing Agreement with PSP and any amendments thereto.

The receipt of the foregoing information will be subject to a confidentiality agreement.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b) The Filers (other than Andrew R. Siegel) are the beneficial owners of 1,938,821 shares of Common Stock (approximately 5.2% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K on August 31, 2007). Mr. Siegel is the beneficial owner of 2,000 shares of Common Stock representing less than 1% of the issued and outstanding shares of Common Stock.

         The Filers have the sole power to vote and sole power to dispose of such shares to which this Amendment No. 5 relates.

         (c) The Filers have not purchased or sold shares of Common Stock of the Issuer since their filing on Schedule 13D on October 12, 2007.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A -- Agreement Regarding the Joint Filing of Schedule 13D. [Previously filed.]

Exhibit B -- Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed.]

Exhibit C -- Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey.
[Previously filed.]

Exhibit D -- Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed.]

Exhibit E -- Letter dated October 11, 2007 from the Filers to the Issuer. [Previously filed.]

Exhibit F -- Preliminary Proxy Statement dated October 19, 2007.
[Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

Exhibit G -- Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007. [Previously filed]

Exhibit H -- Amended Preliminary Proxy Statement dated November 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on November 19, 2007.]

Exhibit I -- Amended Complaint filed on November 19, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

Exhibit J -- Amended Preliminary Proxy Statement dated December 13, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on December 12, 2007.]

Exhibit K -- Order issued by the Superior Court of New Jersey on December 14, 2007. [Filed Herewith]

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 18, 2007


                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       By: /s/ Andrew R. Siegel
                                           -------------------------------------
                                           Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------



Exhibit                   Description

A        Agreement Regarding the Joint Filing of Schedule 13D.
         [Previously filed]

B Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed]

C        Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P.
         against MedQuist Inc. in the Superior Court of New Jersey.
         [Previously filed]

D Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed]

E        Letter dated October 11, 2007 from the Filers to the Issuer.
         [Previously filed]

F        Preliminary Proxy Statement dated October 19, 2007.
         [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

G Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007.

H        Amended Preliminary Proxy Statement dated November 19, 2007.
         [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on November 19, 2007.] [ Previously filed]

I Amended Complaint filed on November 19, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

J        Amended Preliminary Proxy Statement dated December 13, 2007.
         [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on December 13, 2007.]

K        Order issued by the Superior Court of New Jersey on December 14, 2007.
         [Filed Herewith]